Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On May 1, 2008, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE’S AVERAGE DAILY VOLUME IN APRIL ROSE 15%;

3.9 Million Contracts Per Day, Total Volume Of 86.3 Million During April;

Trading In Equity Options Gains 22% Over Year-Ago

CHICAGO, May 1, 2008 – The Chicago Board Options Exchange (CBOE) announced today that average daily volume in April was 3,924,060 contracts traded per day, up 15% when compared to the 3,421,694 contracts per day during April 2007.  Total exchange volume during April rose 26% to 86,329,324 contracts, up from April 2007’s volume of 68,433,884 contracts.

On a year-to-date basis, average daily volume was 4,443,863 contracts traded per day, an increase of 31% compared to the same period last year.  Total contracts traded at CBOE year-to-date through April 2008 were up 35% to 368,840,599 contracts, up from 274,011,826 contracts a year-ago.

During April, total volume in equity options was 48,411,293 contracts traded, surpassing the 39,734,625 contracts traded in April 2007 by 22%.   Average daily volume in equity options for the month was 2,200,513 contracts traded per day, an increase of 11% over the 1,986,731 contracts per day during April 2007.

	Apr 2008 Volume (22 days)	% Change vs Apr 2007 (20 days)	% Change vs Mar 2008 (20 days)	Year-To-Date Volume (83 days)	% Change vs 2007 (81 days)
Industry Total	281,722,376	+43%	-0.1%	1,165,305,530	+45%
CBOE Total	86,329,324	+26%	-7%	368,840,599	+35%
CBOE Total ADV	3,924,060	+15%	-16%	4,443,863	+31%
Equity	48,411,293	+22%	+4%	190,179,671	+25%
Equity ADV	2,200,513	+11%	-5%	2,291,321	+22%
Cash-Settled Index	17,922,584	+9%	-7%	77,807,907	+15%
Cash-Settled Index ADV	814,663	-1%	-15%	937,445	+12%
ETF Options	19,995,251	+63%	-27%	100,851,428	+86%
ETF Options ADV	908,875	+48%	-34%	1,215,077	+81%
Exchange Open Interest	248,235,690	+12%	+5%	—	—

CBOE’s Market Share During April Was 30.6%

In April, CBOE’s market share of total industry volume was 30.6%, which was down 2.4 percentage points from March 2008.  In equity options, CBOE’s April market share was 25.2%, down 1.6 percentage points from the previous month.

CBOE Market Share	Apr 2008 Market Share	% Change vs Apr 2007	% Change vs Mar 2008	Year-To-Date Market Share	% Change vs 2007
Exchange	30.6%	-4.2%	-2.4%	31.7%	-2.3%
Equity	25.2%	-2.0%	-1.6%	25.3%	-0.7%
Index & ETF (multiple listings only)	31.3%	-10.6%	-4.0%	34.3% (last 12 months)	-6.5%

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April Highlights: Volume In VIX Options Rose 80%,

CBOE Announced Plans To Trade Binary Options On Broad-Based Indexes

•                  The top five most actively traded equity options during April were Apple Inc. (AAPL), Citigroup, Inc. (C), Yahoo, Inc. (YHOO), General Electric (GE) and Microsoft Corp. (MSFT).

•                  The top five most-actively traded index and ETF options at CBOE during April were S&P 500 Index (SPX), Standard & Poor’s Depositary Receipts (SPY), iShares Russell 2000 Index Fund (IWM), PowerShares QQQ Trust (QQQQ), and the CBOE Volatility Index (VIX).

•                  During April 2008, volume in the Financial Select SPDRs (XLF) totaled 1,864,239 contracts, up 797% over April 2007’s volume of 207,717 contracts.  Year-to-date, volume in XLF options stands at 7,337,456 contracts traded, 921% ahead of the same period last year.

•                  Total volume for the month in VIX options was 1,998,618 contracts, up 80% over April 2007’s volume of 1,111,136 contracts.  Average daily volume was 90,846 contracts in April 2008, up 64% compared to the 55,557 contracts per day a year-ago.

•                  On April 8, CBOE announced it submitted a rule filing with the Securities and Exchange Commission (SEC) to begin trading binary options on broad-based indexes.  CBOE initially plans to list binary options on the S&P 500 Index and, in the future, on other broad-based indexes, including the Dow Jones Industrial Average. CBOE binary options contracts, on which calls will be listed first, pay either a fixed cash settlement amount if the underlying index settles at or above the strike price at expiration, or nothing at all if the underlying index settles below the strike price at expiration. The anticipated launch date is June 24, 2008.

•                  During April, 38 CBOE memberships, or seats, were traded.  For the month, the highest seat price was $2,700,000 on April 1, 2008.   For the year, a total of 60 CBOE seats have been traded, with the high being $3,125,000 on January 2, 2008.

•                  On April 21, CBOE reported record revenues and earnings for the first quarter of 2008.  This marked the ninth consecutive quarter of year-over-year, double-digit gains for CBOE.  Pre-tax profits totaled $52.8 million for the first quarter, a 74-percent increase over $30.3 million for the same period a year ago. Net income for the first quarter was $30.6 million compared to $17.6 million for first-quarter 2007, also up 74 percent.  Record quarterly revenues totaled $104.3 million on volume of 282.5 million contracts versus revenues of $77.8 million on volume of 205.6 million contracts during first-quarter 2007, a 34-percent revenue increase.

•                  April 26 marked the 35th anniversary of CBOE and the options industry.  On its first day of trading, April 26, 1973, CBOE listed options on 16 stocks:  AT&T, Atlantic Richfield, Brunswick, Eastman Kodak, Ford, Gulf Western, Loew Corp., McDonald’s, Merck, Northwest Airlines, Pennzoil, Polaroid, Sperry Rand, Texas Instruments, Upjohn and Xerox, and traded a total of 911 contracts.

•                  Volume at the CBOE Futures Exchange (CFE) was 103,438 contracts traded during April, an increase of 148% over April 2007’s volume of 41,644 contracts.  Average daily volume was 4,701 contracts.  Monthly volume in CBOE Volatility Index (ticker VX) futures was 96,675 contracts traded, which was up 153% over the April 2007 volume of 38,262 contracts.

•                  At the CBOE Stock Exchange (CBSX), April trading volume totaled 230,297,233 shares traded, down 6% from the March 2008 volume of 247.4 million shares.  April average daily volume at CBSX was 10.5 million shares and a total of 205,211 trades were executed during the month.

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CBOE Individual Index and ETF Volume Figures For April 2008

Symbol	Product	Total Volume	% Change vs Apr 07	% Change vs Mar 08	Open Interest	% Change vs 2007
SPX	S&P 500 Index	12,149,416	+4%	-9%	10,620,307	+11%
VIX	CBOE Volatility Index (options)	1,998,618	+80%	-3%	1,033,217	-12%
SPY	Standard & Poor’s Depositary Receipts (SPDRs)	5,518,633	+88%	-27%	9,782,069	+70%
XSP	Mini-S&P 500 Index	245,959	+390%	+54%	349,766	-62%
OEX	S&P 100 Index (American-Style Exercise)	847,851	-29%	-14%	229,084	-34%
XEO	S&P 100 Index (European-Style Exercise)	214,038	-7%	+20%	129,873	+24%
DJX	Dow Jones Industrial Average	504,891	-30%	-12%	659,945	-12%
DIA	DIAMONDS Trust, Series 1	638,294	+8%	-39%	1,315,842	+3%
NDX	Nasdaq-100 Index	429,950	-23%	+6%	454,962	-25%
MNX	CBOE Mini-NDX Index (based on Nasdaq-100)	318,740	-7%	-9%	1,447,525	-25%
VXN	CBOE Nasdaq-100 Volatility Index (options)	148	—	-47%	225	—
QQQQ	PowerShares QQQ Trust	3,621,441	+35%	-15%	5,862,824	-21%
RUT	Russell 2000 Index	1,053,944	+162%	+3%	1,575,055	+68%
RVX	CBOE Russell 2000 Volatility Index (options)	7,398	—	+124%	5,023	—
IWM	iShares Russell 2000 Index Fund	4,574,466	+13%	-35%	6,636,716	-6%
SMH	Semiconductor HOLDRs Trust	119,042	-32%	+10%	737,544	-30%
OIH	Oil Services HOLDRs Trust	278,464	-14%	+32%	415,918	-49%
EEM	iShares MSCI Emerging Markets Index	790,166	+74%	-33%	1,802,095	+154%
XLF	Financial Select SPDR	1,864,239	+797%	-27%	5,419,053	+199%
XLE	Energy Select SPDR	675,351	+312%	-2%	1,600,814	+42%
FXI	iShares FTSE/Xinhua China Index Fund	105,400	+115%	-19%	451,208	+235%

CBOE, the largest U.S. options exchange and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC). For additional information about the CBOE and its products, access the CBOE website at: www.cboe.com.

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CBOE Media Contacts:		Analyst Contact:
Gail Osten	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
osten@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, XEO® and OEX® are registered trademarks of Chicago Board Options Exchange, Incorporated. SPXSM, XSPSM MNXSM, CBSXSM and CBOE Stock ExchangeSM are service marks of Chicago Board Options Exchange, Incorporated.  CFESM and CBOE Futures Exchange are service marks of CBOE Futures Exchange, LLC.  Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc.  Dow Jones Industrial AverageSM and Options on the DowSM are service marks of Dow Jones & Company.  CBOE’s Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement.  The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license.  Nasdaq(®), Nasdaq-100®, Nasdaq-100 Index®, and Nasdaq-100 Index Tracking StockSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. “HOLDRS” and “HOLding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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